[redacted]

11025017

SSION

JUN 1 4 2011

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Liew Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Oates 401-272-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Oates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Van Liew Securities, Inc. as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Kevin M. Oates
Signature

Treasurer
Title

Subscribed and sworn to before me this
23rd day of February 2011

Notary Public

Commission expires 2/19/14

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Loss
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Shareholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the SIPC Supplemental Report
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

VAN LIEW SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2010

VAN LIEW SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of loss	3
Statement of changes in shareholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-7
Supplemental schedules:	
Schedule I: Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	8
Schedule II: Statement of exempt status	9
Independent Auditors' Report on Internal Control	10-11

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Van Liew Securities, Inc. as of December 31, 2010, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Liew Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 17, 2011

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401) 421-0643

VAN LIEW SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	91,664
Commissions receivable		485
	$	92,149

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	126
Due to Parent		500
		626
Shareholder's equity:		
Common stock, no par; authorized, issued and outstanding 1,000 shares		100
Additional paid-in capital		55,200
Retained earnings		36,223
		91,523
	$	92,149

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	7,796
Interest		18
		7,814
Expenses:		
Commissions		492
Other operating expenses		8,466
		8,958
Net loss	$	(1,144)

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common stock	Additional paid-in capital	Retained earnings
Balance, January 1, 2010	$ 100	$ 55,200	$ 37,367
Net loss	-	-	(1,144)
Balance, December 31, 2010	$ 100	$ 55,200	$ 36,223

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(1,144)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in commissions receivable		36
Increase in accounts payable		113
Net cash used in operating activities and decrease in cash and cash equivalents		(995)
Cash and cash equivalents, beginning of year		92,659
Cash and cash equivalents, end of year	$	91,664

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Organization and description of business:

Van Liew Securities, Inc. (the Company), a wholly-owned subsidiary of Van Liew Capital, Inc. (the Parent), is incorporated under the laws of the State of Delaware.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are limited to the underwriting and distribution of mutual funds, and it operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

On May 31, 1990, the Company entered into an agreement with VLC Trust to act as the principal underwriter and distributor of Ocean State Tax Exempt Fund, an open-end non-diversified investment company organized in August 1986 as a Massachusetts business trust. In October 2008, the Narragansett Insured Tax Free Income Fund (Narragansett Fund) merged with the Ocean State Tax Exempt Fund and each shareholder of the Ocean State Tax Exempt Fund became a shareholder of the Narragansett Fund. The Company operates as a selling group member for the Narragansett Fund, maintains the ability to open new Narragansett Fund accounts and has the ability to underwrite and distribute other mutual funds.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, cash equivalents consist of $53,803 of money market funds.

Commissions:

Commissions and related expenses are recorded on a trade-date basis.

1. Organization and summary of significant accounting policies (continued):

Income taxes:

The Company files a consolidated tax return with the Parent. Income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At December 31, 2010, the Company has no deferred tax assets and no deferred tax liabilities.

2. Related party transactions:

The Company has entered into an agreement with the Parent under which the Parent does not allocate and charge the Company for expenses that benefit both the Parent and the Company and also does not charge a management fee. Consequently, such amounts are not recorded in the accompanying financial statements.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $89,962, which was $84,962 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2010.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

VAN LIEW SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Net capital:		
Total shareholder's equity	$	91,523
Deductions, non-allowable assets, commissions receivable		(485)
Haircuts on securities		(1,076)
Net capital	$	89,962
Aggregate indebtedness:		
Accounts payable	$	126
Due to Parent		500
Total aggregate indebtedness	$	626
Computation of basic net capital requirement:		
Minimum net capital required (based on aggregate indebtedness)	$	42
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Net capital in excess of minimum requirement	$	84,962
Excess net capital at 1,000%	$	89,899
Ratio, aggregate indebtedness to net capital		.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

VAN LIEW SECURITIES, INC.

SCHEDULE II

STATEMENT OF EXEMPT STATUS

Van Liew Securities, Inc. (the Company) is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act). The Company has been engaged in the business of underwriting and distributing mutual funds and operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Act. The Company does not handle, receive, or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report on Internal Control

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Van Liew Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession and control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401) 421-0643

Independent Auditors' Report on Internal Control (Continued)

Board of Directors
Van Liew Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Providence, Rhode Island
February 17, 2011